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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23081

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HVB CAPITAL MARKETS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 EAST 42nd STREET
(No. and Street)

NEW YORK	NEW YORK	10017-4679
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID MORGAN 212-672-6256
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 29 2005
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

757 THIRD AVENUE	NEW YORK	NEW YORK	10017
(Address)	(City)	(State)	(Zip Code)


SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2005
WASH, D.C.
179

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID MORGAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HVB CAPITAL MARKETS, INC., as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AFFIDAVIT/JURAT STAMP

Subscribed and sworn to before me this 23rd day of February 2005

Notary Public

Signature

PRESIDENT

Title

DIANA ROEBER
Notary Public, State of New York
No.01RO6077976
Qualified in New York County
Commission Expires 07/22/2006

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


KPMG

HVB CAPITAL MARKETS, INC.
(A Wholly Owned Subsidiary of HVB US Finance Inc.)

Statement of Financial Condition

December 31, 2004

(With Independent Auditors' Report Thereon)

HVB CAPITAL MARKETS, INC.
(A Wholly Owned Subsidiary of HVB US Finance Inc.)

Table of Contents



KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
HVB Capital Markets, Inc.:

We have audited the accompanying statements of financial condition of HVB Capital Markets, Inc. (the Company), a wholly owned subsidiary of HVB US Finance Inc., as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of HVB Capital Markets, Inc. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 28, 2005

HVB CAPITAL MARKETS, INC.
(A Wholly Owned Subsidiary of HVB US Finance Inc.)

Statement of Financial Condition

December 31, 2004

Assets

Due from clearing broker (note 5)	$	128,806
Marketable securities, consisting principally of U.S. Treasury bills		31,089,328
Investments in private investment companies (note 2)		345,093
Financial advisory fees receivable (note 7)		321,643
Due from affiliated companies (note 7)		1,886,507
Total assets	$	33,771,377

Liabilities and Stockholder's Equity

Accounts payable and accrued expenses	$	1,763,317
Income taxes payable (note 4)		972,566
Deferred tax liability (note 4)		464,157
Total liabilities		3,200,040
Stockholder's equity:		
Common stock, $100 par value. Authorized, issued, and outstanding 1,000 shares		100,000
Additional paid-in capital		13,032,416
Retained earnings		17,438,921
Total stockholder's equity		30,571,337
Total liabilities and stockholder's equity	$	33,771,377

See accompanying notes to financial statements.

(1) Nature of Business and Significant Accounting Policies

(a) Nature of Operations and Organization

HVB Capital Markets, Inc. (the Company) is a wholly owned subsidiary of HVB US Finance Inc. (HVBUSF). The Company was incorporated in New York in 1978. HVBUSF is a wholly owned subsidiary of HVB America Inc., which in turn is a wholly owned subsidiary of Bayerische Hypo-und Vereinsbank AG, Munich, the ultimate parent (HVB Bank or the Parent). HVBUSF also owns HVB Capital Management, Inc. (HVBCMGMT), a registered investment advisor under Section 203(c) of the Investment Advisers Act of 1940 and AE Capital.

The Company is based in the United States and conducts business from its office in New York City. The Company, which is engaged in brokerage-related activities, generates a significant portion of its revenues from customers of the Parent, its affiliates, and other institutional clients. Such activities primarily include foreign securities order flow. In addition, the Company provides corporate financial and real estate advisory services to both its clients and customers of the Parent and its affiliates in the U.S. market. The accompanying financial statements might not necessarily be indicative of the Company's financial condition or results of operations had the Company been operated as an unaffiliated entity.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) and (ii) of the rule.

(b) Securities Transactions

Securities transactions are recorded on a trade-date basis. Securities owned or sold short are stated at quoted market price, which is fair value, with unrealized gains or losses reflected in income. The Company's trading activities include selling equity securities short. Subsequent market fluctuations may require the Company to purchase securities at prices which may differ from the market value reflected in the Company's statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable, primarily investment in private investment companies, are valued at fair value as determined by management. In determining the estimated fair value, the Company considers all appropriate factors relevant to such investments and consistently applies the procedures for arriving at estimated fair value.

(c) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on the deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date.

(Continued)

The provision for income taxes is based upon the operating results of the Company as a single entity in accordance with a tax sharing agreement with HVBUSF.

The Company is included in the consolidated federal income tax return of HVB America Inc. and is included in the combined New York State and City tax return of the combined 9A group. The Company is allocated its share of Federal and state income taxes on a proportionate basis relative to its net income and losses.

(d) Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Investments in Private Investment Companies

The Company has investments in private investment companies at December 31, 2004 as follows:

Golden Rooster LLC	$	241,211
The NASDAQ Stock Market, Inc.		72,800
Boston Capital Ventures V, LLC		31,082
	$	345,093

In June 2004, the Agribusiness Partners International, LP was refinanced. HVB Capital Markets received cash in the amount of $8,429,978 against an investment of $7,400,000.

Golden Rooster LLC shares are accounted for at fair value as estimated by management of the Company.

The Nasdaq Stock Market, Inc. shares are accounted for at fair value as estimated by management of the Company.

The Company has acted as a placement agent for Boston Capital Ventures V, LLC (Boston) and as a result are due monies in the amount of $165,300, over level quarterly scheduled cash flow receipts expected through June 30, 2005 which is included in financial advisory fee receivable. The fees were earned upon raising capital, which included the Company's investment. The Boston investment was entered into by a commitment to invest $41,100, of which $31,082, was funded through calendar year 2004. Such investment is accounted for at fair value as estimated by management of the Company.

(3) Employee Benefit Plans

The Company offers retirement benefits to its employees under a defined contribution retirement plan established under Section 401(k) of the Internal Revenue Code. The New York branch of HVB Bank administers the plan. All full-time employees who meet certain eligibility requirements may elect to participate in the plan. Participants may contribute up to 15% of eligible compensation on a pretax basis,

not to exceed $13,000, as indexed, for the 2004 calendar year. Under this plan, the Company contributes an additional 50% of the contributions made by the Company's eligible employees. The Company's contribution for the year ended December 31, 2004 was $67,296.

In addition, the Company offers retirement benefits to substantially all employees who meet certain age and eligibility requirements under its noncontributory cash balance plan. This plan is also administered by the New York branch of HVB Bank and managed by HVBMGMT. The Company's pension expense was $138,117 for the year ended December 31, 2004.

(4) Income Taxes

The Company records a deferred tax asset relating to the unrecognized benefit of all temporary differences that will result in future tax deductions and a deferred liability relating to the unrecognized obligation of all temporary difference that will result in a future tax expense. The deferred tax asset is subject to reduction in certain circumstances. This valuation allowance is recognized if it is more likely than not that some portion or all of the deferred tax asset will not be realized based on a review of the available evidence. As a result, valuation allowances have not been recorded against the deferred tax asset.

(5) Commitments and Contingencies

Clearing Broker Agreement

The Company introduces its customer transactions to a clearing broker with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their normal delivery versus payment transactions. Securities purchased in connection with these transactions are collateral for amounts owed. The Company has placed a $100,000 deposit with such clearing broker.

(6) Net Capital Requirements

As a registered broker-dealer and a member of the National Association of Securities Dealers, Inc., the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of one fifteenth of aggregate indebtedness or $100,000, whichever is greater. As of December 31, 2004 the Company had net capital of $28,018,094, which exceeded the regulatory requirement by $27,841,161.

(7) Related Party Transactions

Financial Advisory Fees

The Company derived approximately $7,180,741 of its financial advisory fees from HVB Bank's New York branch as fees for management services for funds deposited by customers as guaranteed investment contracts and letter of credit facilities arrangements.

(Continued)

Due from Affiliates

The due from affiliates represent amounts held by the New York branch of HVB Bank in an operating bank account for the purpose to pay for expenses all normal operating activities. Due to affiliates represent amounts due under a cooperation service level agreement for the western and eastern European securities order flow to institutions.

(8) Fair Value of Financial Instruments

Financial Accounting Standards Board Statement No. 107, *Disclosures About Fair Value of Financial Instruments* requires that all entities disclose the fair value of financial instruments, as defined, for both assets and liabilities recognized and not recognized in the statement of financial condition. Virtually all of the Company's financial instruments are carried at, or approximate, fair value.